ElectraMeccanica Appoints Global Automotive Executive, Michael Richardson to Board of Directors

VANCOUVER, British Columbia, Nov. 23, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, today announced the appointment of Michael Richardson, a global automotive industry veteran, to its Board of Directors, effective immediately.

Michael Richardson is an accomplished automotive executive with nearly 50 years of global experience, guiding business strategy and building customer solutions. Most recently he served as Interim CEO of Dura Automotive where he was tasked with delivering multiple strategic, urgent initiatives during the global pandemic. He currently serves as an Independent Director on the Board of Directors for both Dura and Shape Corporation.

Mr. Richardson’s career spanned key roles at General Motors, Delphi Corporation and Nexteer Automotive, serving in multiple positions within the multi-billion-dollar global steering and driveline businesses, with focus on the development of electric steering systems, steering columns, driveline systems as well as advanced driver assistance systems (ADAS) and key technologies enabling reliable vehicle autonomy. He began in 1974 as a co-operative student at the former Saginaw steering gear division of General Motors and was ultimately appointed Executive Board Director and President of Nexteer, where he was responsible for building its global product portfolio, expanding customers served and delivering industry leading growth. Richardson graduated with a Bachelor’s degree in Mechanical Engineering from Kettering University and holds a Master’s degree in Business Administration.

“We are privileged to welcome Michael to the Board as an Independent Director, as he brings valuable automotive industry experience and insights in management, brand building and growth strategy,” said Kevin Pavlov, CEO of ElectraMeccanica. “Michael joins us at an opportune time with his firsthand knowledge of advancing capabilities in vehicle electrification and product development, as well as leading global brands through strategic growth initiatives. In addition, his knowledge of corporate strategy, M&A and strategic alliances will support our worldwide expansion strategies. We believe that Michael will help us increase the breadth and depth of our reach as a Company, positioning us to continue to create long-term value for our shareholders.”

Richardson added: “ElectraMeccanica has reached a key inflection point in its evolution, and I am honored to offer my insight as the Company turns its focus from product development to scaling production to meet demand for its SOLO EV. I look forward to working alongside Kevin and the rest of the board to build its vision of providing exciting, unique driving experiences that are both affordable and environmentally friendly.”

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact

MZ Group
(203) 741-8811
SOLO@mzgroup.us

Public Relations Contact

Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.

Released November 23, 2021